Global Equity International, Inc.
                          X3 Jumeirah Bay, Office 3305
                        Jumeirah Lake Towers, Dubai, UAE

                                December 11, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Mr. Robert F. Telewicz, Jr.
            Senior Staff Accountant

            Ms. Shannon Sobotka
            Staff Accountant

Re: Global Equity International, Inc.
    Form 10-K for the fiscal year ended December 31, 2013
    Filed on March 31, 2014
    File No. 000-54557

Dear Madam and Sir,

This letter is a further response to your letter to this registrant of December 8, 2014, regarding the above-referenced matter ("Comment Letter"). The purpose of this letter is to resolve Staff comments in the Comment Letter.

Our responses to the Comment Letter are as follows:

Form 10-K for Fiscal Year Ending December 31, 2013

Item 1.  Business

Background, page 5

1) WE NOTE YOUR DISCLOSURE THAT GEP IS A DUBAI BASED COMPANY THAT ALSO HAS OFFICES IN THE UNITED STATES, LONDON AND MARBELLA (SPAIN). PLEASE TELL US THE FUNCTIONAL CURRENCY OF GEP. ADDITIONALLY, CLARIFY THE COMPANY'S ACCOUNTING POLICIES RELATED TO THE CONSOLIDATION AND ACCOUNTING FOR FOREIGN OPERATIONS AND INCLUDE THIS INFORMATION WITHIN FUTURE FILINGS.

OUR RESPONSE:

For the fiscal year ended December 31, 2013 our functional and operational currency was the US Dollar.

Our Company's accounting policies related to the consolidation and accounting for foreign operations in future filings will be as follows: All foreign currency transactions will be translated into United States dollars ($) and/or USD as the reporting currency. Assets and liabilities will be translated at the exchange rate in effect at the balance sheet date. Revenues and expenses will be translated at the average rate of exchange prevailing during the reporting period. Equity transactions will be translated at each historical transaction date spot rate. Translation adjustments arising from the use of different exchange rates from period to period will be included as a component of our stockholders' equity (deficit) as "Accumulated other comprehensive income
(loss)." Gains and losses resulting from foreign currency transactions will be included in the statement of operations and comprehensive loss as other income (expense).

Management 's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Results for the Twelve Month's Ended December 31, 2013, page 30

2) IN FUTURE FILINGS, PLEASE PROVIDE A MORE ROBUST DESCRIPTION OF YOUR RESULTS FOR THE YEARS PRESENTED. REFER TO ITEM 303(A) (3) OF REGULATION S-K.

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OUR RESPONSE:

We will ensure to provide more robust description of our results in future filings.

3) WE NOTE YOUR DISCLOSURE ON PAGE 32 THAT REFERS TO EXPENSES RELATING TO STOCK COMPENSATION AND IMPAIRMENT OF FINANCIAL ASSETS AS NON-RECURRING. PLEASE TELL WHY THE COMPANY CONSIDERS THESE EXPENSES ARE NON-RECURRING GIVEN SIMILAR EXPENSES HAVE BEEN INCURRED IN PRIOR YEARS.

OUR RESPONSE:

Stock Compensation.

We refer to stock based compensation as non-recurring as it is issued only upon entering into such stock based compensation agreements and on prior approval of board and may not be on regular basis.

Impairment of financial assets:

The Company reviews its equity investment portfolio for any unrealized losses that would be deemed other-than-temporary and require the recognition of an impairment loss in income. If the cost of an investment exceeds its fair value, the Company evaluates, among other factors, general market conditions, the duration and extent to which the fair value is less than cost, and the Company's intent and ability to hold the investments. Management also considers the type of security, related-industry and sector performance, as well as published investment ratings and analyst reports, to evaluate its portfolio. Once a decline in fair value is determined to be other than temporary, an impairment charge is recorded and a new cost basis in the investment is established. If market, industry, and/or investee conditions deteriorate, the Company may incur future impairments.

We believe that the impairment of our financial assets are non-recurring as we assess financial asset impairments on a case to case basis.

In responding to your comments, we acknowledge that:

     * the company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any further comments to our attorney, David E. Wise, Esq. Mr. Wise's contact information is set forth below:

                          Law Offices of David E. Wise
                                 Attorney at Law
                                  The Colonnade
                           9901 IH-10 West, Suite 800
                            San Antonio, Texas 78230
                            Telephone: (210) 558-2858
                            Facsimile: (210) 579-1775
                           Email: wiselaw@verizon.net

Sincerely,


/s/ Enzo Taddei
-------------------------------
Enzo Taddei
Chief Financial Officer

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